

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2013

Via E-mail
Gerardo I. Lopez
Chief Executive Officer, President and Director
AMC Entertainment Holdings, Inc.
One AMC Way
11500 Ash Street
Leawood, KS 66211

> **Re:** **AMC Entertainment Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 22, 2013**
> **File No. 333-190904**

Dear Mr. Lopez:

We have reviewed your response to our letter dated November 20, 2013 and your letter dated November 22, 2013 and have the following additional comments.

Correspondence Filed November 22, 2013

Capitalization, page 38

1. The current presentation of as adjusted information for your Class A shares classified as temporary and permanent equity in the table on page 39 is unclear since you have reflected both the 173,147 shares classified as temporary equity and the 19,225,779 issued and outstanding shares following the completion of the reclassification and the offering in the description of the amounts for both your temporary and permanent equity. Please revise to only reflect the Class A shares classified as temporary equity in the description of the shares classified as temporary equity. Similarly, please revise to only reflect the Class A shares classified as permanent equity in the description of the shares classified as permanent equity.

Amended Registration Statement on Form S-1

Unaudited Condensed Consolidated Pro Forma Statement of Operations, page 42

2. We note the changes that have been made to footnote (12) in response to our prior comment 1. As it appears that the fully vested shares that will be issued to management in connection with the offering will not have a continuing impact on your results of

operations since they are fully vested at issuance, please revise to only reflect the expense associated with these grants as an adjustment in your pro forma balance sheet. Footnote (12) should continue to disclose the amount of expense that will be recognized in connection with these share grants and should explain that they are only reflected as an adjustment to the pro forma balance sheet since they will not have a continuing impact on your results of operations. Refer to the guidance outlined in Rule 11-02(b)(6) of Regulation S-X.

Pro Forma Earnings per Share from Continuing Operations, page 46

3. Please explain in detail in the notes to the pro forma financial information how you calculated or determined the weighted average number of shares used to compute pro forma earnings per share for the nine months ended September 30, 2013 and for the Transition period reflected in the table at the top of page 47. Please consider including a tabular summary of the various amounts comprising your pro forma weighted average shares outstanding for each period presented in the notes to the pro forma financial information.

Note 1. The Company and Significant Accounting Policies

Prior Period Adjustments, page F-50

4. We note your response to our prior comment 12 but continue to believe that your financial statements for the period from August 31, 2012 through December 31, 2012 should be revised to indicate they have been restated as required by ASC 250-10-50-7. Please revise to clearly state in the heading to your financial statements for this period that they are restated. The financial information for this period in your Summary Historical Financial and Operating Data on page 16, in your Selected Historical Financial and Operating Data on page 55 and elsewhere in the filing where financial information for this period is presented should be similarly revised.

5. In a related matter, as the errors to your tax provision that were corrected during the period from August 31, 2012 through December 31, 2012 represented in excess of ten percent of your pretax earnings from continuing operations for this period, we do not believe that the correction of such errors represented immaterial error corrections as you have disclosed in the last sentence on page F-52. Please revise to eliminate this disclosure.

Gerardo I. Lopez
AMC Entertainment Holdings, Inc.
November 25, 2013
Page 3

<u>Note 2. Merger, page F-61</u>

6. We have reviewed the supporting documentation that was provided in response to our prior comment 13 but continue to believe that certain of the costs that were not recognized in the company's financial statements were not actually contingent upon consummation of the acquisition. In this regard, we note from various documents provided in section C of the supplemental materials provided as part of your response that the bond consent fees were payable upon satisfaction or waiver of all conditions precedent to the closing of the acquisition and were payable immediately prior to the closing. In fact, some of the bond fees were actually paid prior to the consummation of the acquisition. Since these fees were payable prior to the closing of the acquisition, their payment does not appear to be contingent upon consummation of the acquisition and they should be expensed. Similarly, based on the various documents provided in section D of the supplemental materials, we noted no evidence that would indicate the payment of these professional fees was contingent upon completion of the merger as all of these costs appear to represent normal acquisition related professional fees which should have been expensed as incurred in your financial statements. Given the above factors, please revise to reflect the bond consent fees and professional fees as expenses in the financial statements of the predecessor entity for the period ended August 30, 2012.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director